UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Deputy Head of Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2020

August 4, 2020

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
Quarterly securities report issuing date:	August 14, 2020
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2020

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the three months ended
June 30, 2020	1,697,631	(5.8)	277,753	(38.4)	183,492	(52.9)
June 30, 2019	1,801,365	9.7	450,847	7.4	389,193	23.6

(*)	Comprehensive income

                         June 30, 2020: 355,401 million yen, (30.1) % ;                     June 30, 2019: 508,310 million yen,         -    %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the three months ended
June 30, 2020	14.29	14.25
June 30, 2019	30.12	30.06

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2020	341,904,921	16,898,093	4.7
March 31, 2020	336,571,379	16,855,738	4.8

(Reference) Shareholders’ equity as of    June 30, 2020: 16,070,349 million yen;     March 31, 2020: 15,990,834 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2020	—	12.50	—	12.50	25.00
ending March 31, 2021	—
ending March 31, 2021 (Forecast)		12.50	—	12.50	25.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2021 (Consolidated)

MUFG has the target of 550.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2021. (There is no change to our earnings target released on May 15, 2020.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2020	13,581,995,120 shares
	March 31, 2020	13,581,995,120 shares
(B) Treasury stocks:	June 30, 2020	740,979,908 shares
	March 31, 2020	741,363,277 shares
(C) Average outstanding stocks:	Three months ended June 30, 2020	12,840,897,893 shares
	Three months ended June 30, 2019	12,922,469,920 shares

ø This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
(5) Changes in Accounting Policies	6
(6) Additional Information	6

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2020”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2020	As of June 30, 2020
Assets:
Cash and due from banks	78,335,634	87,858,478
Call loans and bills bought	727,598	504,083
Receivables under resale agreements	24,104,564	14,922,902
Receivables under securities borrowing transactions	3,464,533	2,804,655
Monetary claims bought	6,583,403	6,295,837
Trading assets	20,250,172	22,608,011
Money held in trust	1,046,323	1,093,050
Securities	65,555,127	66,715,618
Loans and bills discounted	109,114,612	112,155,499
Foreign exchanges	1,741,290	1,883,030
Other assets	13,900,403	13,896,524
Tangible fixed assets	1,319,789	1,313,196
Intangible fixed assets	1,498,407	1,402,512
Net defined benefit assets	712,206	735,396
Deferred tax assets	127,516	131,822
Customers’ liabilities for acceptances and guarantees	8,830,436	8,537,302
Allowance for credit losses	(740,641)	(952,998)

Total assets	336,571,379	341,904,921

Liabilities:
Deposits	187,623,551	198,366,737
Negotiable certificates of deposit	7,787,524	8,046,789
Call money and bills sold	3,671,100	3,556,760
Payables under repurchase agreements	31,692,711	27,902,474
Payables under securities lending transactions	1,058,042	866,198
Commercial papers	2,162,329	1,886,107
Trading liabilities	14,067,826	14,699,982
Borrowed money	24,651,574	24,650,092
Foreign exchanges	2,223,010	1,810,454
Short-term bonds payable	962,295	1,029,296
Bonds payable	13,464,472	13,319,323
Due to trust accounts	9,798,688	9,381,982
Other liabilities	10,407,459	9,650,291
Reserve for bonuses	110,964	44,158
Reserve for bonuses to directors	1,446	780
Reserve for stocks payment	11,298	11,071
Net defined benefit liabilities	86,547	83,103
Reserve for retirement benefits to directors	1,058	793
Reserve for loyalty award credits	31,247	34,388
Reserve for contingent losses	206,029	208,715
Reserves under special laws	4,269	4,378
Deferred tax liabilities	754,111	809,912
Deferred tax liabilities for land revaluation	107,641	105,731
Acceptances and guarantees	8,830,436	8,537,302

Total liabilities	319,715,640	325,006,828

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2020	As of June 30, 2020
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	980,102	977,298
Retained earnings	10,855,798	10,762,262
Treasury stock	(505,518)	(505,280)

Total shareholders’ equity	13,471,894	13,375,793

Net unrealized gains (losses) on available-for-sale securities	2,066,363	2,378,163
Net deferred gains (losses) on hedging instruments	189,342	205,654
Land revaluation excess	158,633	154,401
Foreign currency translation adjustments	300,838	50,057
Remeasurements of defined benefit plans	(159,766)	(153,646)
Debt value adjustments of foreign subsidiaries and affiliates	(36,470)	59,924

Total accumulated other comprehensive income	2,518,940	2,694,555

Subscription rights to shares	59	—
Non-controlling interests	864,844	827,743

Total net assets	16,855,738	16,898,093

Total liabilities and net assets	336,571,379	341,904,921

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Ordinary income	1,801,365	1,697,631
Interest income	976,834	764,995
Interest on loans and bills discounted	597,670	508,898
Interest and dividends on securities	159,904	113,704
Trust fees	31,378	36,796
Fees and commissions	361,812	348,711
Trading income	59,565	115,423
Other operating income	146,378	330,146
Other ordinary income	225,395	101,558
Ordinary expenses	1,350,518	1,419,877
Interest expenses	532,575	295,994
Interest on deposits	175,927	93,811
Fees and commissions	57,917	55,757
Other operating expenses	29,770	166,480
General and administrative expenses	667,701	688,686
Other ordinary expenses	62,553	212,958

Ordinary profits	450,847	277,753

Extraordinary gains	34,278	8,927
Gains on disposition of fixed assets	1,921	8,927
Reversal of reserve for contingent liabilities from financial instruments transactions	1	—
Gains on sales of shares of subsidiaries	30,249	—
Gains on step acquisitions	2,105	—
Extraordinary losses	26,694	22,845
Losses on disposition of fixed assets	1,567	1,643
Losses on impairment of fixed assets	2,536	4,512
Provision for reserve for contingent liabilities from financial intruments transactions	—	108
Losses on change in equity	21,311	16,580
Losses on sales of shares of affiliates	1,279	—

Profits before income taxes	458,431	263,836

Income taxes-current	56,635	95,641
Income taxes-deferred	(11,918)	(32,760)

Total taxes	44,716	62,881

Profits	413,714	200,954

Profits attributable to non-controlling interests	24,521	17,462

Profits attributable to owners of parent	389,193	183,492

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Profits	413,714	200,954
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	61,211	278,183
Net deferred gains (losses) on hedging instruments	50,922	16,602
Land revaluation excess	36	—
Foreign currency translation adjustments	(13,943)	(252,646)
Remeasurements of defined benefit plans	(7,819)	5,443
Share of other comprehensive income of associates accounted for using equity method	4,190	106,863

Total other comprehensive income	94,596	154,446

Comprehensive income	508,310	355,401

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	478,465	364,293
Comprehensive income attributable to non-controlling interests	29,845	(8,891)

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

(5) Changes in Accounting Policies

(Additional Information)

(Adoption of Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019; hereinafter referred to as “Accounting Standard for Fair Value Measurement”) and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), have been applied since the end of the previous fiscal year. In accordance with Paragraph 8 of the Accounting Standard for Fair Value Measurement, the risk adjustment method applied to determine the fair value of derivatives was modified to use as much as possible observable inputs estimated by reference to derivatives and other instruments traded in the market. This modification was made due to the application of the Accounting Standard for Fair Value Measurement. In accordance with the transitional measures set forth in Paragraph 20 of the Accounting Standard for Fair Value Measurement, the cumulative effect of retroactively applying the new accounting policy prior to the beginning of the previous fiscal year was recognized as adjustments to retained earnings at the beginning of the previous fiscal year, and the new accounting policy was applied as of the beginning of the previous fiscal year as a change in MUFG’s accounting policies.

Accordingly, the consolidated financial statements as of and for the quarter ended June 30, 2019 reflect the retroactive application of the new accounting policy.

The retroactive application of the new accounting policy resulted in a decrease of ¥2,652 million in each of ordinary profits and profits before income taxes for the first quarter of the previous fiscal year. In addition, the balance of retained earnings as of the beginning of the previous fiscal year decreased by ¥20,533 million due to the cumulative effect of the retroactive application of the new accounting policy on net assets as of the beginning of the previous fiscal year.

(Adoption of U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments”)

Certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the three months ended June 30, 2020. This update replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis by taking into account certain forecasted information such as macroeconomic indicators. In adopting the accounting standard, retained earnings were adjusted for the cumulative effect at the beginning of the three months ended June 30, 2020.

As a result, at the beginning of the three months ended June 30, 2020, allowance for credit losses increased by ¥172,363 million and retained earnings decreased by ¥118,374 million.

(6) Additional Information

(Estimated impact of the COVID-19 pandemic relating to provision for credit losses)

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG, and some of the Bank’s consolidated subsidiaries, recorded a provision for credit losses of ¥39,428 million by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference, the Bank and some of its consolidated subsidiaries made certain assumptions, including that economic conditions recovering to the calendar 2019 level by some time around the end of calendar 2020 globally, and estimated the amount, as best as they could under the circumstances, based on, among other things, such assumptions, information available from external sources, and the approval of the appropriate management decision-making body given in accordance with prescribed internal rules.

6

Mitsubishi UFJ Financial Group, Inc.

For the three-month period ended June 30, 2020, the assumptions for making estimates relating to provision for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficient to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six- month period ending September 30, 2020 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic on the financial performance of borrowers and other transaction counterparties or on the economic environment.

(Major overseas subsidiaries’ credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the second quarter of the fiscal year ending March 31, 2021)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended March 31, 2020 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, mainly due to the deterioration in forecasted economic indicators and the credit quality of borrowers and other transaction counterparties due to the COVID-19 pandemic, it is currently estimated that the subsidiaries’ credit costs (provision for allowance for credit losses, write-offs of loans and provision for reserve for contingent losses) increased for the quarter ended June 30, 2020 and will be expected approximately ¥100 billion in total based on the current estimate. The subsidiaries’ credit costs for the quarter ended June 30, 2020 will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending September 30, 2020.

7

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2020

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[MUFG Consolidated]*1 [BK and TB Combined]*2*3*4 [BK Non-consolidated][TB Non-consolidated]	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[BK and TB Combined including Trust Account] [BK Non-consolidated][TB Non-consolidated] [TB Non-consolidated : Trust Account]	5

3. Securities	[MUFG Consolidated] [BK Non-consolidated][TB Non-consolidated]	6

4. ROE	[MUFG Consolidated]	9

5. Average Interest Rate Spread	[BK and TB Combined] [BK Non-consolidated ][TB Non-consolidated]	10

6. Loans and Deposits	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	11

7. Statements of Trust Assets and Liabilities	[TB Non-consolidated]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Note:

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year.

Accordingly, the financial information of “MUFG”, “BK and TB Combined” and “BK”, for the three months ended June 30, 2019 reflect the retroactive application of the new accounting standard, etc.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2020 (A)	June 30, 2019 (B)
Gross profits	1,077,890	955,751	122,139
Gross profits before credit costs for trust accounts	1,077,890	955,751	122,139
Net interest income	469,051	444,303	24,747
Trust fees	36,796	31,378	5,417
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	292,953	303,895	(10,941)
Net trading profits	115,423	59,565	55,857
Net other operating profits	163,665	116,608	47,056
Net gains (losses) on debt securities	165,925	85,205	80,719
General and administrative expenses	678,784	670,067	8,716
Amortization of goodwill	3,864	4,495	(630)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	402,971	290,179	112,791
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	399,106	285,684	113,422
Provision for general allowance for credit losses (2)	(53,060)	—	(53,060)
Net operating profits*	346,046	285,684	60,361
Net non-recurring gains (losses)	(68,292)	165,162	(233,455)
Credit costs (3)	(106,616)	(25,857)	(80,758)
Losses on loan write-offs	(40,372)	(26,207)	(14,165)
Provision for specific allowance for credit losses	(60,501)	—	(60,501)
Other credit costs	(5,742)	349	(6,091)
Reversal of allowance for credit losses (4)	—	39,366	(39,366)
Reversal of reserve for contingent losses included in credit costs (5)	—	4,225	(4,225)
Gains on loans written-off (6)	14,632	16,394	(1,761)
Net gains (losses) on equity securities	6,001	23,928	(17,927)
Gains on sales of equity securities	17,523	36,872	(19,348)
Losses on sales of equity securities	(8,028)	(8,788)	759
Losses on write-down of equity securities	(3,493)	(4,155)	662
Equity in earnings of equity method investees	56,652	79,299	(22,646)
Other non-recurring gains (losses)	(38,963)	27,805	(66,768)

Ordinary profits	277,753	450,847	(173,093)

Net extraordinary gains (losses)	(13,917)	7,584	(21,501)
Losses on change in equity	(16,580)	(21,311)	4,730
Gains on sales of shares of subsidiaries	—	30,249	(30,249)
Profits before income taxes	263,836	458,431	(194,595)
Income taxes-current	95,641	56,635	39,006
Income taxes-deferred	(32,760)	(11,918)	(20,841)
Total taxes	62,881	44,716	18,164
Profits	200,954	413,714	(212,759)
Profits attributable to non-controlling interests	17,462	24,521	(7,059)

Profits attributable to owners of parent	183,492	389,193	(205,700)

Note:

* Netoperating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(145,044)	34,128	(179,173)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2020 (A)	June 30, 2019 (B)
Gross profits	594,891	508,120	86,771
Gross profits before credit costs for trust accounts	594,891	508,120	86,771
Net interest income	249,486	246,885	2,600
Trust fees	30,048	24,780	5,268
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	102,745	116,003	(13,258)
Net trading profits	45,570	14,764	30,806
Net other operating profits	167,041	105,686	61,355
Net gains (losses) on debt securities	158,051	84,752	73,298
General and administrative expenses	336,480	336,876	(396)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	258,411	171,243	87,168
Provision for general allowance for credit losses (2)	(6,298)	—	(6,298)
Net operating profits	252,112	171,243	80,869
Net non-recurring gains (losses)	(55,079)	131,715	(186,794)
Credit costs (3)	(33,451)	(1,589)	(31,862)
Losses on loan write-offs	(7,143)	(2,079)	(5,064)
Provision for specific allowance for credit losses	(23,686)	—	(23,686)
Other credit costs	(2,621)	489	(3,110)
Reversal of allowance for credit losses (4)	—	65,411	(65,411)
Reversal of reserve for contingent losses included in credit costs (5)	85	1,935	(1,849)
Gains on loans written-off (6)	1,210	3,630	(2,419)
Net gains (losses) on equity securities	3,225	30,579	(27,354)
Gains on sales of equity securities	16,028	43,623	(27,594)
Losses on sales of equity securities	(7,922)	(8,914)	991
Losses on write-down of equity securities	(4,880)	(4,129)	(751)
Other non-recurring gains (losses)	(26,149)	31,747	(57,897)

Ordinary profits	197,033	302,958	(105,924)

Net extraordinary gains (losses)	9,221	(1,372)	10,593
Income before income taxes	206,255	301,586	(95,331)
Income taxes-current	55,062	28,492	26,570
Income taxes-deferred	(7,746)	43,823	(51,569)
Total taxes	47,316	72,315	(24,998)

Net income	158,938	229,270	(70,332)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(38,453)	69,387	(107,841)

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	100,359	86,490	13,869
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	104,019	87,086	16,933

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2020 (A)	June 30, 2019 (B)
Gross profits	513,714	421,624	92,089
Net interest income	211,955	214,230	(2,275)
Net fees and commissions	83,936	96,175	(12,239)
Net trading profits	44,628	9,686	34,942
Net other operating profits	173,194	101,531	71,662
Net gains (losses) on debt securities	164,587	75,230	89,357
General and administrative expenses	287,061	289,204	(2,142)
Amortization of goodwill	386	87	299
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	227,038	132,507	94,531
Net operating profits before provision for general allowance for credit losses	226,652	132,420	94,232
Provision for general allowance for credit losses (1)	(6,264)	—	(6,264)
Net operating profits	220,387	132,420	87,967
Net non-recurring gains (losses)	(52,983)	133,413	(186,397)
Credit costs (2)	(33,451)	(1,581)	(31,870)
Reversal of allowance for credit losses (3)	—	65,357	(65,357)
Reversal of reserve for contingent losses included in credit costs (4)	—	1,911	(1,911)
Gains on loans written-off (5)	1,210	3,629	(2,419)
Net gains (losses) on equity securities	1,848	30,936	(29,088)
Gains on sales of equity securities	12,792	36,694	(23,901)
Losses on sales of equity securities	(7,844)	(2,240)	(5,604)
Losses on write-down of equity securities	(3,099)	(3,517)	417
Other non-recurring gains (losses)	(22,590)	33,158	(55,749)

Ordinary profits	167,403	265,833	(98,429)

Net extraordinary gains (losses)	8,844	(1,665)	10,510
Income before income taxes	176,248	264,168	(87,919)
Income taxes-current	55,746	29,247	26,499
Income taxes-deferred	(12,307)	37,600	(49,907)
Total taxes	43,439	66,847	(23,408)

Net income	132,809	197,320	(64,511)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(38,505)	69,318	(107,824)
Provision for general allowance for credit losses	(6,264)	(1,105)	(5,159)
Provision for special allowance for credit losses	(23,686)	66,425	(90,112)
Allowance for credit to specific foreign borrowers	37	37	(0)
Losses on loans write-off	(7,143)	(2,070)	(5,073)
Provision for contingent losses included in credit costs	(2,676)	1,911	(4,588)
Gains on loans written-off	1,210	3,629	(2,419)
Losses on sales of other loans, etc.	17	489	(471)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	62,064	57,189	4,874
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	62,168	56,367	5,800

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2020 (A)	June 30, 2019 (B)
Gross profits	81,177	86,495	(5,317)
Gross profits before credit costs for trust accounts	81,177	86,495	(5,317)
Trust fees	30,048	24,780	5,268
Credit costs for trust accounts (1)	—	—	—
Net interest income	37,530	32,655	4,875
Net fees and commissions	18,809	19,827	(1,018)
Net trading profits	941	5,077	(4,136)
Net other operating profits	(6,152)	4,154	(10,307)
Net gains (losses) on debt securities	(6,536)	9,522	(16,058)
General and administrative expenses	49,418	47,672	1,746
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	31,758	38,822	(7,063)
Provision for general allowance for credit losses (2)	(33)	—	(33)
Net operating profits	31,725	38,822	(7,097)
Net non-recurring gains (losses)	(2,095)	(1,698)	(397)
Credit costs (3)	—	(8)	8
Reversal of allowance for credit losses (4)	—	53	(53)
Reversal of reserve for contingent losses included in credit costs (5)	85	23	62
Gains on loans written-off (6)	—	0	(0)
Net gains (losses) on equity securities	1,377	(356)	1,734
Gains on sales of equity securities	3,236	6,929	(3,693)
Losses on sales of equity securities	(78)	(6,674)	6,596
Losses on write-down of equity securities	(1,780)	(611)	(1,169)
Other non-recurring gains (losses)	(3,558)	(1,410)	(2,147)

Ordinary profits	29,629	37,124	(7,495)

Net extraordinary gains (losses)	376	292	83
Income before income taxes	30,006	37,417	(7,411)
Income taxes-current	(683)	(755)	71
Income taxes-deferred	4,561	6,223	(1,662)
Total taxes	3,877	5,467	(1,590)

Net income	26,128	31,949	(5,820)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	52	69	(17)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	(33)	52	(86)
Provision for special allowance for credit losses	—	1	(1)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	(8)	8
Provision for contingent losses included in credit costs	85	23	62
Gains on loans written-off	—	0	(0)
Losses on sales of other loans, etc.	—	—	—

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	38,295	29,300	8,994
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	41,851	30,719	11,132

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BK and TB Combined including Trust Account

	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Bankrupt or De facto Bankrupt	160,587	121,990
Doubtful	329,580	310,975
Special Attention	221,966	221,271
Non Performing Loans	712,134	654,237
Total loans	103,467,187	100,608,268
Non Performing Loans / Total loans	0.68%	0.65%
BK Non-consolidated
	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Bankrupt or De facto Bankrupt	160,538	121,940
Doubtful	327,300	308,695
Special Attention	221,966	221,271
Non Performing Loans	709,805	651,907
Total loans	99,390,300	96,406,813
Non Performing Loans / Total loans	0.71%	0.67%
TB Non-consolidated
	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Bankrupt or De facto Bankrupt	49	49
Doubtful	2,275	2,275
Special Attention	—	—
Non Performing Loans	2,325	2,325
Total loans	4,069,164	4,189,169
Non Performing Loans / Total loans	0.05%	0.05%
TB Non-consolidated: Trust Account
	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Bankrupt or De facto Bankrupt	0	0
Doubtful	3	3
Special Attention	—	—
Non Performing Loans	3	3
Total loans	7,723	12,285
Non Performing Loans / Total loans	0.04%	0.03%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2020		As of March 31, 2020
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	4,060,434	46,595	4,165,781	12,113

	(in millions of yen)
	As of June 30, 2020		As of March 31, 2020
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	63,189,465	3,337,855	62,151,189	2,888,631
Domestic equity securities	4,523,119	2,537,699	4,141,355	2,139,981
Domestic bonds	31,373,885	170,758	27,473,106	171,378
Other	27,292,461	629,397	30,536,727	577,271
Foreign equity securities	76,468	13,936	79,521	12,671
Foreign bonds	21,791,924	659,130	24,502,462	738,144
Other	5,424,068	(43,669)	5,954,743	(173,544)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2020		As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,926,621	20,810	1,944,533	18,785
Stocks of subsidiaries and affiliates	625,594	144,493	627,818	(17,184)

	(in millions of yen)
	As of June 30, 2020		As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	47,270,441	2,239,669	46,321,585	1,991,487
Domestic equity securities	3,692,648	1,978,180	3,374,636	1,651,395
Domestic bonds	29,463,521	159,532	25,770,967	154,064
Other	14,114,271	101,955	17,175,981	186,027
Foreign equity securities	53,759	6,894	53,695	6,530
Foreign bonds	11,526,830	154,886	13,997,325	370,202
Other	2,533,681	(59,825)	3,124,961	(190,704)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2020		As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,053,089	(8,055)	1,059,871	(15,289)
Stocks of subsidiaries and affiliates	50,383	(795)	28,482	(1,873)

	(in millions of yen)
	As of June 30, 2020		As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	11,123,690	878,832	10,698,869	727,878
Domestic equity securities	868,846	498,031	807,271	432,023
Domestic bonds	1,889,182	10,221	1,710,778	16,171
Other	8,365,662	370,578	8,180,820	279,683
Foreign equity securities	47	38	44	35
Foreign bonds	6,723,286	347,258	6,616,153	262,471
Other	1,642,328	23,281	1,564,622	17,176

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2020	For the three months ended June 30, 2019
ROE	5.39	11.32

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2020	For the three months ended June 30, 2019
Average interest rate on loans and bills discounted	0.71	0.75
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.70	0.74

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.75	0.80
Interest rate spread	0.74	0.79

BK Non-consolidated

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2020	For the three months ended June 30, 2019
Average interest rate on loans and bills discounted	0.73	0.78
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.72	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.75	0.80
Interest rate spread	0.75	0.80

TB Non-consolidated

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2020	For the three months ended June 30, 2019
Average interest rate on loans and bills discounted	0.31	0.35
Average interest rate on deposits and NCD	0.03	0.03
Interest rate spread	0.28	0.31

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.63	0.66
Interest rate spread	0.60	0.62

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Deposits (ending balance)	179,731,159	169,384,048
Deposits (average balance)	177,525,768	166,255,886
Loans (ending balance)	95,615,269	92,339,389
Loans (average balance)	96,577,475	91,531,796

	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Domestic deposits (ending balance)*	155,013,512	145,903,208
Individuals	81,905,255	79,317,655

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Deposits (ending balance)	168,819,529	158,248,564
Deposits (average balance)	166,457,570	154,468,309
Loans (ending balance)	91,643,928	88,258,295
Loans (average balance)	92,564,219	87,207,107

	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Domestic deposits (ending balance)*	145,438,741	136,155,699
Individuals	75,004,141	72,414,615

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Deposits (ending balance)	10,911,629	11,135,484
Deposits (average balance)	11,068,197	11,787,576
Loans (ending balance)	3,971,341	4,081,093
Loans (average balance)	4,013,255	4,324,689

	(in millions of yen)
	As of June 30, 2020	As of March 31, 2020
Domestic deposits (ending balance)*	9,574,770	9,747,508
Individuals	6,901,114	6,903,040

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2020	As of June 30, 2020
Assets:
Loans and bills discounted	359,832	333,146
Securities	57,931,822	57,641,089
Beneficiary rights to the trust	87,938,640	89,700,220
Securities held in custody accounts	3,798,591	4,319,643
Monetary claims	22,272,297	22,730,205
Tangible fixed assets	15,875,747	16,181,581
Intangible fixed assets	135,543	135,729
Other claims	3,759,125	3,344,639
Call loans	1,147,427	696,538
Due from banking account	8,980,934	8,524,078
Cash and due from banks	5,284,528	5,688,660

Total	207,484,491	209,295,533

Liabilities:
Money trusts	25,711,403	25,317,922
Pension trusts	11,700,334	11,541,566
Property formation benefit trusts	6,842	6,825
Investment trusts	92,086,729	93,619,208
Money entrusted other than money trusts	4,939,720	4,972,203
Securities trusts	6,631,349	6,858,615
Monetary claim trusts	20,301,045	20,849,557
Equipment trusts	90,563	104,569
Land and fixtures trusts	42,300	42,255
Composite trusts	45,974,200	45,982,810

Total	207,484,491	209,295,533

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 850,748 millions of yen as of March 31, 2020 and 884,746 millions of yen as of June 30, 2020, respectively.